Exhibit 1.1

                                               CONTACTS:

                                               Kevin Langin, Media Relations
                                               MDS Pharma Services
                                               kevin.langin@mdsps.com
                                               402-476-2811, Ext. 4938

                                               Bonnie Ortega, Investor Relations
                                               CardioDynamics
                                               bortega@cardiodynamics.com
                                               888-522-2342, Ext. 1005

                                               Irene Paigah, Media Relations
                                               CardioDynamics
                                               ipaigah@cardiodynamics.com
                                               888-522-2342, Ext. 1012


                     MDS Pharma Services and CardioDynamics
                           Announce Strategic Alliance

  BioZ Available at the Leading CRO's Early Clinical Research Centers Worldwide

MONTREAL, CANADA and SAN DIEGO, CA--February 9, 2004--MDS Pharma Services, a leading provider of innovative drug discovery and development solutions and subsidiary of MDS, Inc. (NYSE: MDZ; TSX: MDS), and CardioDynamics (Nasdaq:
CDIC), the innovator and leader of Impedance Cardiography (ICG) technology, today announced that the companies have formed a strategic alliance to offer CardioDynamics' BioZ ICG hemodynamic monitoring solution at MDS Pharma Services' Early Clinical Research centers worldwide.

"MDS Pharma Services is a leading provider of technologies and methods that allow early and rapid assessment of new drug compounds," said Jerry Merritt, Senior Vice President & General Manager, Early Clinical Research. "CardioDynamics' innovative ICG technology can provide our customers with noninvasive and cost-effective access to the important hemodynamic data they need to test and monitor the effects of new medications and treatment programs in Phase I and II clinical trials."

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"With MDS Pharma Services' global presence and solid reputation, CardioDynamics has the opportunity to contribute to drug development and also increase its exposure to pharmaceutical leaders," stated Michael K. Perry, Chief Executive Officer of CardioDynamics. "Pfizer Global Research, Glaxo SmithKline, and Eli Lilly are already using our BioZ Systems for their research. The objective is for patients to have access to new medications and treatment programs as soon as possible. Both companies are committed to providing pharmaceutical partners with the tools and solutions they need to make this happen."

BioZ ICG's proprietary technology uses sensors on the neck and chest to quickly provide noninvasive access to vital cardiac parameters, including the amount of blood pumped by the heart each minute (cardiac output), and the force the heart has to pump against to deliver blood to the extremities (systemic vascular resistance). The BioZ's measurements provide researchers insight into the blood-flow and cardiovascular effects--both desirable and undesirable--of potential new medications under study. Prior to the BioZ, blood-flow monitoring in pharmaceutical clinical trials was typically limited to monitoring heart rate and blood pressure and did not provide a complete picture of a patient's status and response to a drug.

About MDS Pharma Services:

MDS Pharma Services offers a full spectrum of resources to meet the drug discovery and development needs of the pharmaceutical and biotechnology industries. With numerous facilities strategically located around the world, the company applies advanced scientific and technological expertise to each stage of the drug discovery and development process -- early stage: lead optimization, pre-IND research and development, early clinical research (bioequivalence, phases I-IIa) and bioanalysis; and late stage: global clinical development (phases IIb-IV) and central lab. For more information, visit MDS Pharma Services' Web site at www.mdsps.com.

MDS Pharma Services is part of MDS Inc. (NYSE: MDZ; Toronto: MDS), an international health and life sciences company. At MDS Inc., our 10,000 highly skilled people provide services, products and instruments enabling health sciences organizations to enhance the well being of people around the world. We focus on helping discover and test new drugs, assisting doctors to diagnose and treat patients and preventing the spread of disease. Find out more about MDS Inc. (TSX: MDS; NYSE: MDZ), at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

About CardioDynamics:

CardioDynamics (Nasdaq: CDIC), the ICG Company, is the innovator and leader of breakthrough medical technology called Impedance Cardiography (ICG). The Company's BioZ(R) Systems are being used by leading physicians around the world to help battle the number one killer of men and women - cardiovascular disease. Partners include GE Medical Systems Information Technologies and Philips Medical Systems. The worldwide market potential for BioZ products is estimated to be $5 billion and an additional $800 million in recurring annual revenue for sensors. For additional information or to request an investor package, please refer to the company's Web site at www.cdic.com.

Forward-Looking (Safe Harbor) Statement:

Except for the historical and factual information contained herein, this press release contains forward-looking statements, such as market size, potential, growth and penetration rates, the accuracy of which is necessarily subject to uncertainties and risks including the Company's sole dependence on the BioZ product line, and various uncertainties characteristic of early growth companies, as well as other risks detailed in the Company's filings with the SEC, including its 2002 Form 10-K. The Company does not undertake to update the disclosures contained in this press release.